July 10, 2006
By Way of EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Healthcare Acquisition Corp. Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of China Healthcare Acquisition Corp. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1. Please note that the Company has transmitted via wire transfer $26,108, representing the filing fee, to the account of the Securities and Exchange Commission at Mellon Bank.
     Please direct any question or comments regarding this filing to Elizabeth R. Hughes at (703) 760-1649.

Very truly yours,
/s/ Elizabeth R. Hughes

Elizabeth R. Hughes

Enclosures
cc: Alwin Tan